UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2017
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 13, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
	$	$	$	$
Revenue	243,444	210,158	207,120	209,909
Cost of sales	192,575	162,783	157,980	156,174
Gross profit	50,869	47,375	49,140	53,735
Gross margin	20.9%	22.5%	23.7%	25.6%
Selling, general and administrative expenses	18,776	28,717	25,974	25,576
Research expenses	3,091	2,643	2,978	3,227
	21,867	31,360	28,952	28,803
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	29,002	16,015	20,188	24,932
Manufacturing facility closures, restructuring and other related charges (recoveries)	216	410	267	(7,744)
Operating profit	28,786	15,605	19,921	32,676
Finance costs
Interest	2,290	1,283	1,148	1,236
Other expense, net	593	274	428	15
	2,883	1,557	1,576	1,251
Earnings before income tax expense	25,903	14,048	18,345	31,425
Income tax expense
Current	2,253	2,753	2,693	3,454
Deferred	4,378	1,222	2,219	6,272
	6,631	3,975	4,912	9,726
Net earnings	19,272	10,073	13,433	21,699

Net earnings (loss) attributable to:
Company shareholders (“IPG Net Earnings”)	19,244	10,199	13,462	21,682
Non-controlling interests	28	(126)	(29)	17
	19,272	10,073	13,433	21,699
IPG Net Earnings per share
Basic	0.33	0.17	0.23	0.37
Diluted	0.32	0.17	0.22	0.36
Weighted average number of common shares outstanding
Basic	59,171,255	59,153,920	59,134,017	58,899,366
Diluted	59,527,823	59,557,443	60,202,147	60,746,886

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
	$	$	$	$
Revenue	206,559	201,517	190,816	195,677
Cost of sales	161,705	149,715	149,720	149,885
Gross profit	44,854	51,802	41,096	45,792
Gross margin	21.7%	25.7%	21.5%	23.4%
Selling, general and administrative expenses	27,338	26,282	23,384	25,765
Research expenses	2,287	2,734	2,542	2,753
	29,625	29,016	25,926	28,518
Operating profit before manufacturing facility closures, restructuring and other related charges	15,229	22,786	15,170	17,274
Manufacturing facility closures, restructuring and other related charges	6,329	2,090	1,733	2,683
Operating profit	8,900	20,696	13,437	14,591
Finance costs
Interest	1,158	1,022	982	1,036
Other expense (income), net	270	411	(91)	504
	1,428	1,433	891	1,540
Earnings before income tax expense (benefit)	7,472	19,263	12,546	13,051
Income tax expense (benefit)
Current	30	3,197	2,076	2,592
Deferred	1,192	2,408	940	(7,033)
	1,222	5,605	3,016	(4,441)
Net earnings	6,250	13,658	9,530	17,492

IPG Net Earnings	6,250	13,658	9,530	17,492
Non-controlling interests	—	—	—	—
	6,250	13,658	9,530	17,492
IPG Net Earnings per share
Basic	0.11	0.23	0.16	0.30
Diluted	0.10	0.22	0.16	0.29
Weighted average number of common shares outstanding
Basic	58,696,647	58,657,691	58,655,667	58,802,897
Diluted	60,870,914	60,834,393	60,035,667	60,316,201

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of November 10, 2017, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2017 and 2016 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.
Overview

The Company reported a 17.9% increase in revenue for the third quarter of 2017 compared to the third quarter of 2016 and a 10.3% increase in revenue for the first nine months of 2017 compared to the same period in 2016. The increase in revenue for the third quarter of 2017 compared to the third quarter of 2016 was primarily due to additional revenue from the Cantech and Powerband Acquisitions(1), an increase in average selling price, including the impact of product mix, and an increase in sales volume from certain tape products. The increase in revenue for the first nine months of 2017 compared to the same period in 2016 was primarily due to additional revenue from the Powerband and Cantech Acquisitions and an increase in average selling price, including the impact of product mix.
Gross margin decreased to 20.9% in the third quarter of 2017 compared to 21.7% in the third quarter of 2016 primarily due to the dilutive impact of the Cantech Acquisition resulting mainly from non-cash purchase price accounting adjustments and certain manufacturing production inefficiencies occurring mainly in older facilities. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs. Gross margin decreased to 22.3% in the first nine months of 2017 compared to 23.0% for the same period in 2016 primarily due to stronger manufacturing capacity utilization in the first nine months of 2016 and the dilutive impact of the Cantech Acquisition resulting mainly from non-cash purchase price accounting adjustments. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Net earnings attributable to Company shareholders (“IPG Net Earnings”) for the third quarter of 2017 increased to $19.2 million ($0.33 basic earnings per share and $0.32 diluted earnings per share) from $6.3 million for the third quarter of 2016 ($0.11 basic earnings per share and $0.10 diluted earnings per share). The increase was primarily due to (i) a decrease in selling, general and administrative expenses (“SG&A”) mainly due to a decrease in share-based compensation driven primarily by the positive net earnings impact of the decrease in fair value of cash-settled awards, (ii) a decrease in manufacturing facility closures, restructuring and other related charges mainly related to the South Carolina Flood(2) in 2016, and (iii) an increase in gross profit. These favourable impacts were partially offset by an increase in income tax expense.

IPG Net Earnings for the first nine months of 2017 increased to $42.9 million ($0.73 basic earnings per share and $0.72 diluted earnings per share) from $29.4 million for the same period in 2016 ($0.50 basic earnings per share and $0.49 diluted earnings per share). The increase was primarily due to an increase in gross profit, a decrease in manufacturing facility closures, restructuring and other related charges mainly related to the South Carolina Flood in 2016, and a decrease in SG&A, partially offset by an increase in income tax expense. The decrease in SG&A was primarily due to a decrease in share-based compensation driven primarily by the positive net earnings impact of the decrease in fair value of cash-settled awards, partially offset by additional SG&A from the Powerband and Cantech Acquisitions, and an increase in M&A Costs (defined later this document) included in SG&A.
Adjusted EBITDA is a non-GAAP financial measure defined and reconciled to net earnings, the most directly comparable GAAP financial measure, later in this document (please see the "Non-GAAP Financial Measures", "EBITDA and Adjusted EBITDA", and "EBITDA and Adjusted EBITDA Reconciliation to Net Earnings" sections below). The Company includes adjusted EBITDA in this MD&A because it believes it improves the period-to-period comparability of the Company’s results and provides investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. The Company has modified its definition of adjusted EBITDA to also exclude advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Prior period amounts have been conformed to the new definition of adjusted EBITDA.
Adjusted EBITDA for the third quarter of 2017 increased to $32.4 million from $28.0 million for the third quarter of 2016. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA from the Powerband and Cantech Acquisitions, partially offset by an increase in variable compensation resulting from an improvement in expected operating results.
Adjusted EBITDA for the first nine months of 2017 increased to $93.9 million from $86.4 million for the same period in 2016. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA from the Powerband and Cantech Acquisitions, partially offset by an increase in employee related costs to support growth initiatives in the business.

The Midland, North Carolina manufacturing facility began commissioning production lines in the third quarter of 2017 and is ramping up to full capacity in the fourth quarter of 2017 as planned. Capital expenditures for this project since inception totalled $46.1 million as of September 30, 2017 of which $28.0 million has been incurred in the first nine months of 2017. The total capital expenditures incurred are within the Company's previous guidance of $44 to $49 million and are not expected to increase materially in the fourth quarter of 2017. The Company continues to expect to achieve an after-tax return of at least 15% on this project. As a result of the success of this project to date and the Company's expectation of further demand growth in water-activated tapes, the Company has also begun an initiative to further expand capacity at the Midland, North Carolina manufacturing facility which is expected to be completed by the beginning of 2019 for an expected, additional investment of $13.5 million.

On November 10, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 29, 2017 to shareholders of record at the close of business on December 15, 2017.

As of November 10, 2017, the Company has repurchased and cancelled 487,300 common shares under its normal course issuer bid ("NCIB") for a total purchase price of approximately $7 million.

(1)
“Powerband Acquisition” refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016. "Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as “Cantech”), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. “South Carolina Flood Insurance Proceeds” refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively. “South Carolina Project” refers to the 2013 announcement of the relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involved moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

Outlook
The Company's expectations for the fiscal year and fourth quarter of 2017 are as follows:

•
Fiscal year 2017 gross margin is now expected to be between 22% to 22.5%, which is lower than the previously stated range of 22.5% to 23%, due primarily to the impact of non-cash purchase price accounting adjustments related to the Cantech Acquisition.

•
Fiscal year 2017 adjusted EBITDA has been revised to be between $126 to $130 million from the previously stated range of $120 to $127 million, to reflect the new definition of adjusted EBITDA which excludes M&A Costs. These M&A Costs totalled $5.3 million in the first nine months of 2017.

•
As a result of strong year-to-date performance in the Company's manufacturing cost reduction program, fiscal year 2017 manufacturing cost reductions are now expected to exceed the previously stated range of $10 to $12 million.

•
Due primarily to the progress on the Capstone Greenfield Project (defined later in this document), fiscal year 2017 capital expenditures are now expected to be between $85 and $90 million, an increase from the previously stated range of $75 to $85 million.

•
The effective tax rate for 2017 is still expected to be 25% to 30%, however, given the current mix of earnings between jurisdictions, cash taxes paid in 2017 are now expected to be approximately a third of the income tax expense in 2017 (previously expected to be approximately half), excluding the potential impact of any significant tax reform legislation and further changes in the mix of earnings between jurisdictions.

•	Revenue in the fourth quarter of 2017 is expected to be greater than in the fourth quarter of 2016.

•
Gross margin in the fourth quarter of 2017 is expected to be greater than in the fourth quarter of 2016, excluding the positive impact of the South Carolina Flood Insurance Proceeds in the fourth quarter of 2016.

•
Adjusted EBITDA in the fourth quarter of 2017 is expected to be greater than in the fourth quarter of 2016, excluding the positive impact of the South Carolina Flood Insurance Proceeds in the fourth quarter of 2016. Adjusted EBITDA in the fourth quarter of 2016 has been revised to $35.6 million, to reflect the new definition of adjusted EBITDA which excludes M&A costs. These M&A Costs totalled $0.3 million in the fourth quarter of 2016.

Cantech Acquisition
On July 1, 2017, the Company acquired substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec for an aggregate purchase price of approximately $67 million, net of cash acquired and subject to a post-closing working capital adjustment. Cantech unaudited revenues for the twelve months ended March 31, 2017 were estimated at $61 million. The purchase price was financed with funds available under the Revolving Credit Facility (defined later in this document). The Cantech Acquisition is expected to further enhance and extend the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US and Europe.
The impact of the Cantech Acquisition on the Company's earnings was as follows (in millions of US dollars, unaudited):

	Three months ended	July 1, 2017 through
	September 30, 2017	September 30, 2017
	$	$
Revenue	15.9	15.9
IPG Net Earnings (Loss)	(0.8)	(0.8)
The Cantech Acquisition contributed a loss of $0.8 million to IPG Net Earnings in the third quarter of 2017 primarily due to non-cash purchase price accounting adjustments. The integration process, although in its early stages, is currently proceeding as planned.

Capstone Partnership
On June 23, 2017, as one of the initial steps in the establishment of the partnership in Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as “Capstone”), the Company purchased substantially all of the issued and outstanding shares of Capstone (“Capstone Partnership”) for cash consideration of $5.1 million, funded primarily from the Revolving Credit Facility. The principal purpose of the Capstone Partnership is to provide the Company with a globally-competitive supply of certain woven products in order to better service and grow the Company’s woven products business. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration. The Company expects to achieve attractive synergies both in terms of higher profitability on the Company’s current woven products sales volume and additional revenue opportunities as a result of an improved competitive position in the woven products market.
The Company is partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (doing business as “Airtrax”). Airtrax manufactures and sells woven products that are used in various applications, including applications in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, which is being financed with funds available under the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The legal process to make the contribution of the net assets has begun and is expected to be completed in the first half of 2018. The Company is making payments in several tranches over the same period. Airtrax’s unaudited revenues for the twelve months ended March 31, 2017 were approximately $11 million.
On July 19, 2017, the non-controlling shareholders of Capstone acquired additional shares of Capstone for a purchase price of approximately $0.2 million.
On August 8, 2017, the Company purchased additional shares of Capstone for a purchase price of $5.1 million funded primarily from the Revolving Credit Facility.
The majority of the Company’s total expected cash consideration of approximately $13 million is expected to be used by Capstone to partially finance the construction of a greenfield manufacturing facility which is expected to cost approximately $30 million ("Capstone Greenfield Project"). The remaining balance is expected to be financed utilizing debt. The purpose of the Capstone Greenfield Project is to create new capacity in Capstone in order to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project has begun and commercial operations are expected to commence in the first half of 2019. The Company expects an after-tax internal rate of return in excess of the Company’s after-tax hurdle rate of 15% on the Capstone Greenfield Project.
Powerband Acquisition
As part of the Powerband Acquisition in 2016, the Company entered into various option agreements with the non-controlling shareholders for the transfer of Powerband shares under certain limited circumstances. On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. As of November 10, 2017, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet. The Company continues to prepare for the upcoming exit by the non-controlling shareholders including through the appointment of a local senior management team to succeed the non-controlling shareholders, who were also operating the business, following the completion of this transaction. The Powerband Investment Project(1) is currently proceeding as planned, however, in light of this transition, the Company may reevaluate the scope and timeline for this project.

(1)	“Powerband Investment Project” refers to plans to expand capacity by investing in the construction of a greenfield manufacturing facility in India.

Results of Operations
Revenue
Revenue for the third quarter of 2017 totalled $243.4 million, a $36.9 million or 17.9% increase from $206.6 million for the third quarter of 2016 primarily due to:

•	Additional revenue of $22.4 million from the Cantech and Powerband Acquisitions;

•
An increase in average selling price, including the impact of product mix, of approximately 4.5% which had a favourable impact of approximately $9.3 million primarily due to a favourable product mix in the tape and film product categories; and

•
An increase in sales volume of approximately 1.9% or $3.9 million mainly from certain tape products. The Company believes that the increased sales volume was primarily due to increased demand for carton sealing tape product offerings.

Revenue for the third quarter of 2017 totalled $243.4 million, a $33.3 million or 15.8% increase from $210.2 million for the second quarter of 2017 primarily due to:

•	Additional revenue of $15.9 million from the Cantech Acquisition;

•
An increase in sales volume of approximately 4.1% or $8.6 million primarily due to an increase in demand for certain tape products that the Company believes was mainly due to seasonality in customer demand; and

•
An increase in average selling price, including the impact of product mix, of approximately 4.0% which had a favourable impact of approximately $8.4 million primarily due to a favourable product mix in the film and tape product categories.

Revenue for the first nine months of 2017 totalled $660.7 million, a $61.8 million or 10.3% increase from $598.9 million for the same period in 2016 primarily due to:

•	Additional revenue of $34.9 million from the Powerband and Cantech Acquisitions; and

•
An increase in average selling price, including the impact of product mix, of approximately 3.8% which had a favourable impact of approximately $22.9 million primarily due to a favourable product mix in the tape and film product categories.

Gross Profit and Gross Margin
Gross profit totalled $50.9 million for the third quarter of 2017, a $6.0 million or 13.4% increase from $44.9 million for the third quarter of 2016. Gross margin was 20.9% in the third quarter of 2017 and 21.7% in the third quarter of 2016.

•
Gross profit increased primarily due to a favourable product mix variance, the favourable impact of the Company’s manufacturing cost reduction programs and additional gross profit from the Cantech and Powerband Acquisitions. These favourable items were partially offset by certain manufacturing production inefficiencies occurring mainly in older facilities.

•
Gross margin decreased primarily due to the dilutive impact of the Cantech Acquisition resulting mainly from non-cash purchase price accounting adjustments and certain manufacturing production inefficiencies occurring mainly in older facilities. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $50.9 million for the third quarter of 2017, a $3.5 million or 7.4% increase from $47.4 million for the second quarter of 2017. Gross margin was 20.9% in the third quarter of 2017 and 22.5% in the second quarter of 2017.

•	Gross profit increased primarily due to an increase in sales volume and additional gross profit from the Powerband and Cantech Acquisitions.

•	Gross margin decreased primarily due to the dilutive impact of the Cantech Acquisition resulting mainly from non-cash purchase price accounting adjustments.
Gross profit totalled $147.4 million for the first nine months of 2017, a $9.6 million or 7% increase from $137.8 million for the same period in 2016. Gross margin was 22.3% in the first nine months of 2017 and 23.0% for the same period in 2016.

•
Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, the non-recurrence of certain unfavourable impacts of the South Carolina Flood, and additional gross profit from the Cantech and Powerband Acquisitions. These favourable items were partially offset by stronger manufacturing capacity utilization in the first nine months of 2016 and a reduction in the South Carolina Flood Insurance Proceeds from $4.5 million recorded in the first nine months of 2016 to $2.1 million recorded in the first nine months of 2017.

•
Gross margin decreased primarily due to stronger manufacturing capacity utilization in the first nine months of 2016 and the dilutive impact of the Cantech Acquisition resulting mainly from non-cash purchase price accounting adjustments. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Selling, General and Administrative Expenses
SG&A for the third quarter of 2017 totalled $18.8 million, an $8.6 million or 31.3% decrease from $27.3 million for the third quarter of 2016. The decrease was primarily due to a decrease in share-based compensation of $10.7 million driven primarily by the decrease in fair value of cash-settled awards and the non-recurrence of a provision for the settlement of the outstanding litigation with the Company's former Chief Financial Officer ("CFO") recorded in the third quarter of 2016 ("Litigation Settlement"). These decreases were partially offset by additional SG&A from the Cantech and Powerband Acquisitions and an increase in variable compensation resulting from an improvement in expected operating results.
SG&A for the third quarter of 2017 decreased $9.9 million or 34.6% from $28.7 million in the second quarter of 2017. The decrease was primarily due to a decrease in share-based compensation of $12.2 million driven primarily by the decrease in fair value of cash-settled awards, and a decrease in M&A Costs. These decreases were partially offset by an increase in variable compensation resulting from an improvement in expected operating results and additional SG&A from the Cantech Acquisition.
For the second and third quarters of 2017 and the third quarter of 2016, M&A Costs included in SG&A totalled $2.6 million, $0.6 million and $0.8 million, respectively.
SG&A for the first nine months of 2017 totalled $73.5 million, a $3.5 million or 4.6% decrease from $77.0 million for the same period in 2016. The decrease was primarily due to a decrease in share-based compensation of $9.7 million driven primarily by the decrease in fair value of cash-settled awards, partially offset by additional SG&A from the Powerband and Cantech Acquisitions, and an increase in M&A Costs.
For the first nine months of 2017 and 2016, M&A Costs included in SG&A totalled $3.9 million and $2.1 million, respectively.
Manufacturing Facility Closures, Restructuring and Other Related Charges
Manufacturing facility closures, restructuring and other related charges for the third quarter and first nine months of 2017 totalled $0.2 million and $0.9 million, respectively, consisting primarily of the post-closure activities related to the Columbia, South Carolina manufacturing facility.
Manufacturing facility closures, restructuring and other related charges for the third quarter and first nine months of 2016 totalled $6.3 million and $10.2 million, respectively, consisting primarily of asset impairment charges associated with the closure of the TaraTape Fairless Hills, Pennsylvania manufacturing facility and costs associated with the South Carolina Flood, including site clean-up and environmental remediation costs, real and personal property damage, and professional fees related to the insurance claim process.
Finance Costs
Finance costs for the third quarter of 2017 totalled $2.9 million, a $1.5 million increase from $1.4 million in the third quarter of 2016 and $1.3 million increase from $1.6 million in the second quarter of 2017, primarily due to an increase in interest expense as a result of higher average debt outstanding and higher average cost of debt, as well as foreign exchange losses.
Finance costs for the first nine months of 2017 totaled $6.0 million, a $2.3 million increase from $3.8 million for the same period of 2016, primarily due to an increase in interest expense as a result of higher average debt outstanding and higher average cost of debt, as well as foreign exchange losses in the first nine months of 2017 compared to foreign exchange gains in the same period of 2016.
The higher average debt outstanding level in the third quarter and first nine months of 2017 was mainly due to the funding for the Cantech Acquisition and the Capstone Partnership over and above the impact of the funding for the Powerband Acquisition in the same periods in 2016.

Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended		Nine Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
Income tax expense	6.6	1.2	15.5	9.8
Earnings before income tax expense	25.9	7.5	58.3	39.3
Effective tax rate	25.6%	16.4%	26.6%	25.1%

The increase in the effective tax rate in the three months ended September 30, 2017 as compared to the same period in 2016 is primarily due to a change in the mix of earnings between jurisdictions. The increase in the effective tax rate in the nine months ended September 30, 2017 as compared to the same period in 2016 is primarily due to a change in the mix of earnings between jurisdictions, partially offset by the benefit recognized in the US for the domestic production activities deduction.
IPG Net Earnings
IPG Net Earnings for the third quarter of 2017 totalled $19.2 million, a $13.0 million increase from $6.3 million for the third quarter of 2016, primarily due to a decrease in SG&A and manufacturing facility closures, restructuring and other related charges, and an increase in gross profit, partially offset by an increase in income tax expense.
IPG Net Earnings for the third quarter of 2017 increased $9.0 million from $10.2 million for the second quarter of 2017, primarily due to a decrease in SG&A and an increase in gross profit, partially offset by an increase in income tax expense.
IPG Net Earnings for the first nine months of 2017 totalled $42.9 million, a $13.5 million increase from $29.4 million for the same period of 2016, primarily due to an increase in gross profit and a decrease in manufacturing facility closures and restructuring and other related charges, and a decrease in SG&A, partially offset by an increase in income tax expense.
Non-GAAP Financial Measures
This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended							Nine months ended
	2017			2016				2017	2016
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Sep 30	Sep 30
	$	$	$	$	$	$	$	$	$
Net earnings	19.3	10.1	13.4	21.7	6.3	13.7	9.5	42.8	29.4
Interest and other finance costs	2.9	1.6	1.6	1.3	1.4	1.4	0.9	6.0	3.8
Income tax expense	6.6	4.0	4.9	9.7	1.2	5.6	3.0	15.5	9.8
Depreciation and amortization	9.6	8.4	8.3	8.7	7.7	7.4	7.2	26.3	22.3
EBITDA	38.4	24.0	28.2	41.3	16.6	28.1	20.7	90.6	65.3
Manufacturing facility closures, restructuring and other related charges (recoveries)	0.2	0.4	0.3	(7.7)	6.3	2.1	1.7	0.9	10.2
M&A Costs	1.9	2.6	0.7	0.3	0.7	1.0	0.4	5.3	2.1
Share-based compensation (benefit) expense	(8.2)	4.0	1.2	1.6	2.4	2.5	1.6	(3.1)	6.6
Impairment of long-lived assets and other assets	—	—	—	0.1	—	0.1	—	—	0.2
Loss on disposal of property, plant and equipment	0.1	0.1	—	—	—	0.1	—	0.2	0.1
Other item: Litigation Settlement	—	—	—	—	1.9	—	—	—	1.9
Adjusted EBITDA(1)	32.4	31.1	30.4	35.6	28.0	34.0	24.4	93.9	86.4

(1)	Prior period amounts have been conformed to the new definition of adjusted EBITDA which excludes M&A Costs.
Adjusted EBITDA totalled $32.4 million for the third quarter of 2017, a $4.4 million or 15.9% increase from $28.0 million for the third quarter of 2016, primarily due to an increase in gross profit and additional adjusted EBITDA from the Powerband and

Cantech Acquisitions, partially offset by an increase in variable compensation resulting from an improvement in expected operating results.
Adjusted EBITDA for the third quarter of 2017 increased $1.3 million or 4.3% from $31.1 million for the second quarter of 2017, primarily due to an increase in gross profit and additional adjusted EBITDA from the Cantech Acquisition, partially offset by an increase in variable compensation resulting from an improvement in expected operating results.

Adjusted EBITDA for the first nine months of 2017 totalled $93.9 million, a $7.5 million or 8.7% increase from $86.4 million for the same period in 2016, primarily due to an increase in gross profit and additional adjusted EBITDA from the Powerband and Cantech Acquisitions, partially offset by an increase in employee related costs to support growth initiatives in the business.

Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since December 31, 2016 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2016 (“2016 MD&A”).
Working Capital
The Company uses Days Inventory to measure inventory performance. Days Inventory decreased to 59 in the third quarter of 2017 from 63 in the third quarter of 2016 and 64 in the second quarter of 2017. Inventories increased $26.5 million to $130.0 million as of September 30, 2017 from $103.5 million as of December 31, 2016, primarily due to (i) additional inventory resulting from the Cantech Acquisition, (ii) the acceleration of certain raw material purchases ahead of raw material price increases caused by supply chain disruptions resulting from Hurricane Harvey, and (iii) a planned, seasonal inventory build of certain carton sealing tape products.
The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 44 in the third quarter of 2017 from 42 in the third quarter of 2016 and 41 in the second quarter of 2017. Trade receivables increased $26.1 million to $116.2 million as of September 30, 2017 from $90.1 million as of December 31, 2016, primarily due to an increase in the amount and timing of revenue invoiced later in the third quarter of 2017 as compared to later in the fourth quarter of 2016, including the impact of the Cantech Acquisition.
The calculations are shown in the following tables:

	Three months ended				Three months ended
	September 30, 2017	June 30, 2017	September 30, 2016		September 30, 2017	June 30, 2017	September 30, 2016
Cost of sales (1)	$192.6	$162.8	$161.7	Revenue (1)	$243.4	$210.2	$206.6
Days in quarter	92	91	92	Days in quarter	92	91	92
Cost of sales per day (1)	$2.09	$1.79	$1.76	Revenue per day (1)	$2.65	$2.31	$2.25
Average inventory (1)	$123.4	$115.1	$111.0	Trade receivables (1)	$116.2	$94.1	$93.4
Days inventory	59	64	63	DSO	44	41	42
Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory				Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars
Accounts payable and accrued liabilities decreased $13.5 million to $84.5 million as of September 30, 2017 from $98.0 million as of December 31, 2016, primarily due to the timing of payments for inventory as well as SG&A.

Liquidity and Borrowings
On June 9, 2017, the Company amended its $300.0 million revolving credit facility with a syndicate of financial institutions (“Revolving Credit Facility”) to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility’s credit limit to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of the Revolving Credit Facility if needed, subject to the credit agreement’s existing terms and lender approval.
The Company relies upon cash flows from operations and funds available under its Revolving Credit Facility to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of September 30, 2017, the Company had drawn a total of $309.1 million against the Revolving Credit Facility, which consisted of $302.3 million of borrowings and $6.8 million of standby letters of credit. This resulted in loan availability of $140.9 million. In addition, the Company had $20.8 million of cash, yielding total cash and loan availability of $161.7 million as of September 30, 2017 as compared to total cash and loan availability of $158.2 million as of December 31, 2016.
The Revolving Credit Facility is priced primarily on the LIBOR rate for US Dollar-denominated loans, or other floating rates for revolving credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points (200 basis points as of September 30, 2017 and 150 basis points as of December 31, 2016) and any mandatory costs. The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. As of September 30, 2017, $218.0 million of borrowings was priced at 30-day US Dollar LIBOR, $83.9 million priced at 30-day Canadian Dollar Offering Rate (“CDOR”), and $0.5 million priced at US Prime Rate. As of December 31, 2016, the full $161.0 million of borrowings was priced at 30-day US dollar LIBOR.
The Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00 with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million (this was increased from $50.0 million under a January 2017 amendment to the Revolving Credit Facility). Prior to the January 2017 amendment, any portion of the then allowable $50.0 million not expended in the year could be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter.
The Company was in compliance with all three financial covenants which were 2.44, 6.68 and $71.4 million, respectively, as of September 30, 2017.

Cash Flows
The Company’s net working capital on the balance sheets increased during 2017 and 2016 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2017 and 2016 working capital items appropriately exclude these effects.

Cash flows from operating activities increased in the third quarter of 2017 by $4.0 million to $24.1 million from $20.1 million in the third quarter of 2016 primarily due to an increase in gross profit, partially offset by a decrease in cash flows from working capital items. Changes in working capital items consisted primarily of a larger increase in accounts receivable resulting from the amount and timing of revenue invoiced in the third quarter of 2017 compared to the third quarter of 2016, partially offset by an increase in accounts payable and accrued liabilities mainly due to the timing of payments for inventory and SG&A, and a larger decrease in inventory in the third quarter of 2017 compared to the third quarter of 2016.

Cash flows from operating activities increased in the third quarter of 2017 by $4.5 million to $24.1 million from $19.6 million in the second quarter of 2017 primarily due to an increase in gross profit and cash flows from working capital items. Cash flows from working capital items increased from last quarter primarily due to a decrease in inventories resulting from an increase in sales volume in the third quarter of 2017 and a larger increase in accounts payable and accrued liabilities in the third quarter of 2017 mainly due to the timing of payments for inventory and SG&A. These impacts were partially offset by a larger increase in accounts receivable resulting primarily from the amount and timing of revenue invoiced in the third quarter of 2017 compared to the second quarter of 2017.

Cash flows from operating activities decreased in the first nine months of 2017 by $10.1 million to $33.1 million from $43.2 million in the same period in 2016 primarily due to larger cash outflows from working capital items, partially offset by an increase in gross profit. Cash outflows from working capital items increased primarily due to (i) a larger decrease in accounts payable largely due to the timing of payments for SG&A and inventory, (ii) a larger increase in accounts receivable resulting primarily from the amount and timing of revenue invoiced in the first nine months of 2017 compared to the same period in 2016 and (iii) a decrease in provisions resulting primarily from payments associated with manufacturing facility closures in the first nine months of 2017.
Cash flows used for investing activities decreased in the third quarter of 2017 by $31.2 million to $23.4 million from $54.5 million in the third quarter of 2016 primarily due to the release of restricted cash balances to fund the Cantech Acquisition in the third quarter of 2017, partially offset by the larger Cantech Acquisition as compared to the Powerband Acquisition in the third quarter of 2016, and an increase in capital expenditures.
Cash flows used for investing activities decreased in the third quarter of 2017 by $68.8 million to $23.4 million from $92.2 million in the second quarter of 2017 primarily due to the release of restricted cash balances to fund the Cantech Acquisition in the third quarter of 2017.
Cash flows used for investing activities increased in the first nine months of 2017 by $59.8 million to $137.6 million from $77.9 million in the same period in 2016 primarily due to an increase in capital expenditures and the Cantech Acquisition in July 2017.
Cash flows from financing activities decreased in the third quarter of 2017 by $18.9 million to $9.3 million from $28.2 million in the third quarter of 2016 and by $68.5 million from $77.8 million in the second quarter of 2017 primarily due to a decrease in net borrowings and an increase in repurchases of common stock.
Cash flows from financing activities increased in the first nine months of 2017 by $79.6 million to $102.9 million from $23.4 million in the same period in 2016, primarily due to an increase in net borrowings to fund the Cantech Acquisition.
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as detailed in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the third quarter of 2017 by $12.3 million to negative $4.7 million from $7.6 million in the third quarter of 2016. Free cash flows in the third quarter of 2017 decreased $3.9 million from negative $0.8 million in the second quarter of 2017. The decrease in both periods is primarily due to an increase in capital expenditures, partially offset by an increase in cash flows from operating activities.
Free cash flows decreased by $45.7 million to negative $38.3 million in the first nine months of 2017 from $7.4 million in the first nine months of 2016, primarily due to an increase in capital expenditures and a decrease in cash flows from operating activities.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation
(In millions of US dollars)
(Unaudited)

	Three months ended			Nine months ended
	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$	$
Cash flows from operating activities	24.1	19.6	20.1	33.1	43.2
Less purchases of property, plant and equipment	(28.8)	(20.4)	(12.5)	(71.4)	(35.8)
Free cash flows	(4.7)	(0.8)	7.6	(38.3)	7.4

Capital Resources
Capital expenditures totalled $28.8 million and $71.4 million in the three and nine months ended September 30, 2017, respectively, and were funded by the Revolving Credit Facility and cash flows from operations. The Company had commitments to suppliers to purchase machines and equipment totalling $27.4 million as of September 30, 2017 that are expected to be paid out in the next twelve months. These capital expenditures and commitments are primarily to support the water-activated tape capacity expansion at the Midland, North Carolina manufacturing facility, the Capstone Greenfield Project, the Powerband Investment Project, and other strategic and growth initiatives discussed in the section entitled “Capital Resources” in the Company’s 2016 MD&A.

The Midland, North Carolina manufacturing facility began commissioning production lines in the third quarter of 2017 and is ramping up to full capacity in the fourth quarter of 2017 as planned. Capital expenditures for this project since inception totalled $46.1 million as of September 30, 2017 of which $28.0 million has been incurred in the first nine months of 2017. The total capital expenditures incurred are within the Company's previous guidance of $44 to $49 million and are not expected to increase materially in the fourth quarter of 2017. The Company continues to expect to achieve an after-tax return of at least 15% on this project. As a result of the success of this project to date and the Company's expectation of further demand growth in water-activated tapes, the Company has also begun an initiative to further expand capacity at the Midland, North Carolina manufacturing facility which is expected to be completed by the beginning of 2019 for an expected, additional investment of $13.5 million

Excluding the South Carolina Project, all other major initiatives are currently progressing as planned both in terms of timeline and expenditure levels.

Contractual Obligations
There have been no material changes with respect to contractual obligations since December 31, 2016 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2016 MD&A.

Capital Stock and Dividends
As of September 30, 2017, there were 58,871,710 common shares of the Company outstanding.

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Equity-settled
Stock options exercised	—	42,500	226,875	125,000
Cash proceeds (in millions of US dollars)	$—	$0.3	$1.4	$0.8
Cash-settled
Stock Appreciation Rights exercised	—	234,475	13,250	382,202
PSUs granted	—	—	358,377	392,572
PSUs settled	—	—	139,200	—
DSUs granted	7,937	40,951	48,179	52,665
Cash settlements (in millions of US dollars)	$—	$2.8	$4.3	$4.0
On February 17, 2017, the Board of Directors approved amendments to the Performance Share Unit (“PSU”) Plan and Deferred Share Unit (“DSU”) Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendments, the Company remeasured the fair value of the awards on the amendment date and will continue to do so, prospectively at each reporting period end date and at award settlement, and present the cash-settled awards as a liability in the consolidated balance sheets. Changes in the fair value of the liability are reflected in earnings in SG&A. As of September 30, 2017, $4.9 million was recorded in share-based compensation liabilities, current and $2.5 million was recorded in share-based compensation liabilities, non-current.
On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014 which had been earned and vested in accordance with the PSU plan. The PSU settlement occurred on June 22, 2017. The number of PSUs earned was 150% of the grant amount based on the total shareholder return ranking versus a specified peer group of companies as of June 11, 2017.

The table below presents the share-based compensation expense (benefit) recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Equity-settled	—	—	0.1	0.3
Cash-settled	(8.3)	2.4	(3.2)	6.2
Total	(8.2)	2.4	(3.1)	6.6
The Company paid cash dividends of $0.14 per common share on March 31, June 30, and September 29, 2017 to shareholders of record at the close of business on March 21, June 15, and September 15, 2017, respectively, in an aggregate amount of $24.8 million.

On November 10, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 29, 2017 to shareholders of record at the close of business on December 15, 2017.
The dividends paid and payable in 2017 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).
The Company’s NCIB which expired on July 13, 2017 was renewed for a twelve-month period starting on July 17, 2017. Under the renewed NCIB, the Company may repurchase for cancellation up to 4,000,000 common shares.

The table below summarizes the NCIB activity that occurred during the following periods (in millions of US dollars except share and per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Common shares repurchased	415,500	—	415,500	147,200
Average price per common share including commissions	CDN$19.05	—	CDN$19.05	CDN$15.77
Total purchase price including commissions	$6.4	$—	$6.4	$1.7

As of November 10, 2017, the Company has repurchased and cancelled 487,300 common shares under its NCIB for a total purchase price of approximately $7 million.

Financial Risk, Objectives and Policies
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges.
The terms of the interest rate swap agreements are as follows (in millions of US dollars, except as noted):

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
		$		%
March 18, 2015	November 18, 2019	40.0	Monthly	1.610
August 18, 2015	August 20, 2018	60.0	Monthly	1.197
June 8, 2017	June 20, 2022	40.0	Monthly	1.790
July 21, 2017	July 18, 2022	CDN 90.0 (1)	Monthly	1.683
August 20, 2018	August 18, 2023	60.0	Monthly	2.045

(1)
On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day CDOR. The notional amount will decrease by CDN$18.0 million on the 18th of July each year until settlement.

Litigation
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of September 30, 2017.

Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Company’s Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods. The Financial Statements should be read in conjunction with the Company’s 2016 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the second reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:
IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to the Company’s current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the next quarter.
IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the next quarter.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early adoption permitted in certain circumstances. Management is currently quantifying the impact of this new standard on the Company’s Financial Statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the CFO that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The CEO and the CFO have concluded that the Company’s internal control over financial reporting as of September 30, 2017 was effective.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2016, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, sales and financial results, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.